UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ From C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Flower Street Docs, LLC

Legal status of issuer

      Form
      Limited Liability Company

      Jurisdiction of Incorporation/Organization
      California

      Date of organization
      April 10, 2019

Physical address of issuer
16217 Kittridge Street, Van Nuys, CA 91406

Website of issuer
www.chassy.com

	Fiscal Year End (2019)	**Prior fiscal year-end**
Total Assets	$385,571.00	N/A
Cash & Cash Equivalents	$19,189.90	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$395,126.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income	-$3,155.00	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands



November 23, 2020

FORM C-AR

Up to $1,070,000.00

Flower Street Docs, LLC

Annual Report for the Fiscal Year Ended December 31, 2019

This Form C-AR (including the cover page and all exhibits attached hereto, (the "Form CAR") is being furnished by Flower Street Docs, LLC., a California limited liability company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Revenue Participation Rights offered and sold by the Company pursuant to Regulation Crowdfunding under Securities Act of 1933, as amended, for the fiscal year ended December 31, 2019 (the "Securities"). The Company has raised $394,601 from investors in the offering of Securities described in the previously filed Form C. The offering closed on August 12, 2019.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the securities. The U.S. Securities and Exchange Commission ("SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.chassy.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its 2 reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold by the Company or another party, or 5) the liquidation or dissolution of the Company

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We have sold Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Business

The Company will help in the filming, editing, and distribution of two feature length documentaries: *Meme Gods* and *When We Went MAD!* (collectively, the "Film**s**"). The Company intends to sell both of the documentaries through various outlets such as streaming services, transactional services, and airline in-flight entertainment systems.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future, and therefore rely on external financing.
We are a startup Company, and our business model currently focuses on expending capital to finish the Films, so we have a sellable product to generate revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations, that within one year we will have two sellable documentaries to take to market for distribution. If the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately the final distributions of the Films, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction, or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next year as we complete production and developmental activities.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- Sales and marketing efforts to bring these new productions to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of our products.

We may have difficulty obtaining additional funding, and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of California on April 10, 2019. Accordingly, this company has no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with the film and entertainment industry.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing, and remediation required in order to comply with the management certification and audit or attestation requirements.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Adam Carolla, Michael August Tammariello, and Nathan Adams, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Adam Carolla or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow, and results of operations.

Our success depends on consumer acceptance of our content, and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or if the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute filmed entertainment and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Adam Carolla in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, should Adam Carolla die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

Changes in government regulation could adversely impact our business.

The entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our documentaries are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license, and change rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state, and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Net neutrality could have an adverse impact on our business and results of operations.

On February 26, 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II of the Communications Act of 1934 to Internet service providers. On June 11, 2018, the FCC's Restoring Internet Freedom Order took effect, effectively repealing the 2015 net neutrality ruling. On April 10, 2019, the U.S. House of Representatives passed the Save the Internet Act of 2019, which would restore net neutrality; the Act is awaiting U.S. Senate floor action as of the date of this document.

Net neutrality could hurt the Company's ability to reach a wide audience through the streaming platforms to which it intends to distribute its products, which could adversely affect our business and results of operations.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

Maintaining, extending, and expanding our reputation and brand image is essential to our business success.
We seek to maintain, extend, and expand our brand image through media and other marketing outlets. Existing or increased legal or regulatory restrictions on advertising, consumer promotions, and marketing, or our response to those restrictions, could limit our efforts to maintain, extend, and expand our brand. Moreover, adverse publicity about any regulatory or legal action against us could damage our reputation and brand image, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brand, or the Films on social or digital media, whether or not valid, could seriously damage our brand and reputation. If we do not establish, maintain, extend, and expand our brand image, then our distribution, financial condition, and results of operations could be adversely affected.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, our content and other proprietary rights. There can be no assurance that these agreements will adequately protect our content and other

proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent content and/or other proprietary information, or that third parties will not otherwise gain access to our content or other proprietary rights

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content and products, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

We may face potential difficulties in obtaining capital.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms, or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online content delivery, Blu-ray™ players, game consoles, and mobile devices. Such changes may impact the revenue we are able to generate from our anticipated distribution methods by decreasing potential viewership. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline, and there would be a materially adverse effect on our business and results of operations.

The Company's success depends on the successful production and distribution of the Films, and the Company is unable to diversify its investment to reduce its risk of failure.

Meme Gods and *When We Went MAD!* will be the only films that the Company produces. No assurance can be given that the Company's management team will be able to successfully develop, produce, and make arrangements for the distribution of both films. Because the

Company will have only two assets, the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion, and distribution of *Meme Gods* and *When We Went MAD* is subject to numerous uncertainties, including financing requirements, personnel availability, and the release schedule of competing films. There may be additional problems which could adversely affect the Company's profitability, including without limitation, public taste, which is unpredictable and susceptible to change; competition for distribution space; competition with other films, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully develop, produce, distribute, or realize any revenue from *Meme Gods* and *From When We Went MAD!*. Failure to develop, produce, distribute, or realize any such revenues will have a material adverse effect on the Company's business, operating results, and financial condition.

We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to our short term need of said services. If outsourcing services are interrupted, not performed, or the performance is poor, this could impact the overall quality of our Films.

If the Films are produced, the Company may enter into distribution agreements, which may decrease profits.
The Company may enter into distribution agreements with third parties to distribute *Meme Gods* and *When We Went MAD!* domestically and internationally. These agreements generally provide that the distributor pay a fee up front, and then are entitled to share in the profits of *Meme Gods* and *When We Went MAD!*. Such an arrangement would reduce the amount of profits to the Company from *Meme Gods* and *When We Went MAD*!.

Meme Gods and When We Went MAD! will be subject to the risks associated with distribution of films.
The success of any distribution activities will depend on a number of factors over which the Company will have little or no control. Even if *Meme Gods* and *When We Went MAD!* are sold in all territories (both domestic and foreign), there can still be no assurance that the Films will succeed on an economic level. If the total production costs exceed the total worldwide minimum guarantees or minimum advances, there may not be sufficient funds to repay to the Purchasers the amount of their investment in the Company. Distribution agreements generally give a distributor significant flexibility in determining how a film will be exhibited. No assurance can be given that a distributor will not limit the Films, limit the territories in which the Films are exhibited or otherwise fail to actively promote the Films. Any such action by the distributor could have a material adverse effect on the economic success of *Meme Gods* and *When We Went MAD!* and thus revenues received by the Company.

The Company may not be able to attract distributors to distribute Meme Gods and When We Went MAD! which could significantly harm the Company's business.
Meme Gods and *When We Went MAD*! have not yet been produced and, accordingly, the Company has not yet made any arrangements for distribution. Even if the Films are produced, no assurance can be given that an agreement with any distributor will ever be entered into or, if entered into, it will be on terms advantageous to the Company.

A large portion of film crew across the country are unionized.
Although we expect our future relations with our future employees and contractors to be satisfactory, if major work disruptions were to occur, our business could be adversely affected by, for instance, a loss of revenues, increased costs or reduced profitability. We have not experienced a material labor disruption in our recent history, but there can be no assurance that we will not experience a material labor disruption at one of our facilities in the future, in the course of renegotiation of our labor arrangements, or otherwise. In addition, many of the employees of our suppliers are represented by labor unions and are subject to collective bargaining agreements. A work stoppage or strike at one of our production facilities or impacting a supplier of ours or any of our customers could have an adverse impact on us by harming the overall quality of the Films.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals; and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

In general, demand for motion pictures is highly correlated with general economic conditions.
A substantial portion of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we market our new film may adversely our financial results. Because such declines in demand are difficult to predict, we or our competitors may have increased excess capacity as a result. An increase in excess capacity may result in decline of revenues generated form our new film.

Our success depends on consumer acceptance of the Films, and we may be adversely affected if our movies fail to achieve sufficient consumer acceptance or if the costs to create or acquire content increase.
The success of the Films depends substantially on consumer tastes and preferences that can change in often unpredictable ways. Although we hope to capitalize on the anecdotal popularity of internet memes and the brand recognition of and love for Mad Magazine, the success of *Meme Gods* and *When We Went MAD*! will depend on our ability to create, acquire, market and distribute content that meets the changing preferences of the broad domestic and international consumer market.

Meme Gods and When We Went MAD! may not succeed if they receive unfavorable reviews.
The financial success of a film, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to *Meme Gods* and *When We Went MAD*!. To the extent that *Meme Gods* and *When We Went MAD*! receives unfavorable reviews from these reviewers and critics, their chances of success may be substantially diminished.

The Company may become subject to the risks inherent in international sales.
The Company may sell *Meme Gods* and/or *When We Went MAD*! to foreign distributors for exhibition in their respective territories. Consequently, the value of *Meme Gods* and *When We Went MAD*! rights as determined by such distributors would be dependent upon many factors, including the economic conditions in such distributor's territory. Economic downturns, changes in the currency exchange rates and changes in economic forecasts of any or all of the individual territories may materially and adversely affect the Company. Even if distribution agreements are obtained for certain territories, economic changes in any territory could have a material adverse effect on the ability to complete any transaction.

If *Meme Gods* and/or *When We Went MAD*! are distributed in foreign countries, some or all of the revenues derived from such distribution may be subject to currency controls and other restrictions which would restrict availability of the funds. Additionally, some foreign countries may impose government regulations on the distribution of films that may delay the release, if any, or substantially reduce the distribution of *Meme Gods* and *When We Went MAD*! in such countries.

Risks Related to the Securities

The Revenue Participation Rights do not entitle the Purchasers to a share in any Company revenue other than revenue generated by Meme Gods and When We Went MAD!.
If the Films fail for any reason, are never produced, or are abandoned, the Purchasers will not receive any return on their investment and will lose all of their investment amount. This is true even if the Company successfully produces or distributes other films or obtains revenues from other sources since the Revenue Participation Rights only provide a right to share in the revenues of *Meme Gods* and *When We Went MAD!*. Accordingly, investors should be aware that their investment is not diversified and totally dependent upon the success of these films.

The Revenue Participation Rights will not be freely tradable until one year from the initial purchase date. Although the Revenue Participation Rights may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Revenue Participation Rights. Because the Revenue Participation Rights have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Revenue Participation Rights have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Revenue Participation Rights may also adversely affect the price that you might be able to obtain for the Revenue Participation Rights in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C-AR and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C-AR AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company shall assist in the filming, editing, and distribution of two feature length documentaries: *Meme Gods* and *When We Went MAD!*. We intend to sell both of the documentaries through various outlets, such as streaming services, transactional services, and airline in-flight entertainment systems.

Business Plan

The Company is committed to bringing our audiences a positive experience by delivering documentaries told with a high quality of storytelling and subject matter. Our strategy is to utilize our decades of experience and relationships in the entertainment industry to network to various distribution platforms, including but not necessarily limited to streaming platforms. As part of our strategy, we are focused on comedy films. Some of our producers' previous work has been licensed on such outlets as Amazon Prime Video, Apple iTunes, and more. Upon completion, we intend to heavily market our films to prospective buyers and potentially take the Films to various film festivals for global distribution.

History of the Business

Flower Street Docs, LLC was formed on April 10th, 2019 by Adam and Lynette Carolla through their Carolla 2005 Trust Under Agreement, dated December 7, 2005, for the purpose of developing and producing *Meme Gods* and *When We Went MAD!*.

The Company's Products and/or Services

Product / Service	Description	Current Market
Meme Gods Documentary	Exploration of the internet meme culture through interviews with content creators, celebrities, actors, and more.	The target demographic is 13-40 year-old internet users fluent in social media culture and humor. Due to the large presence of memes in popular culture, we believe that this film can also appeal to a wider market.
When We Went MAD! Documentary	Deep dive into the history of Mad Magazine and its cultural significance.	The target demographic are fans of the global *Mad Magazine* brand. Additionally, we will target people interested in comedy films due to the effect *Mad Magazine* had on the history of humor.

Our CEO, Adam Carolla, is also the CEO of Chassy Media, which the Company intends to use as a distribution platform. Additionally, we will expose both films to the current marketplace of transactional (including DVD/Blu Ray), streaming-video on demand, cable outlets, and foreign sales territories for distribution.

Intellectual Property

On March 1, 2019, Chassy Media, LLC entered into a production services agreement with Potrzebie Pictures, LLC. Chassy Media agreed to the following:

- To provide full production services, including development, production, and filming for production of *When We Went MAD!*.
- To provide editing and post-production necessary for the completion and delivery of *When We Went MAD!*.
- To provide distribution services for *When We Went MAD!*
- To establish an LLC (Flower Street Docs, LLC) in order to facilitate the terms of this agreement. The profit participation of gross receipts on *When We Went MAD!* is as follows: Sixty percent (60%) to Chassy Media and forty percent (40%) to Potrzebie Pictures, with revenue participation rights being paid to other financiers thereafter.

On February 26, 2019, Chassy Media, LLC entered into a production services agreement with Meme Gods, LLC. Chassy Media agreed to the following:

- To provide full production services including development, production, and filming for production of *Meme Gods*.
- To provide editing and post-production necessary for the completion and delivery of *Meme Gods*.

- To provide distribution services for *Meme Gods*
- To set up an LLC (Flower Street Docs, LLC) in order to facilitate the terms of this agreement. The profit participation of gross receipts on *Meme Gods* is as follows: sixty percent (60%) to Chassy Media and forty percent (40%) to Meme Gods, LLC - up to $300,000 in net profits. Thereafter, Chassy Media and Meme Gods, LLC shall divide the gross receipts evenly. Profit participations shall come only from the contracting party's percentage revenue share.

Competition

The Company's primary competitors are other documentaries, comedy films, and content that explores Internet culture.

Video content is a highly competitive business in the U.S. and worldwide. The Films will compete for their target audiences with all forms of programming and other media provided to viewers, including broadcast networks, local over-the-air television stations, competitors' pay and basic cable television networks, pay-per-view and video-on-demand services, streaming services, online activities and other forms of news, information and entertainment.

Customer Base

Our customers or viewers broadly range in age. We intend to reach our customers through third party distribution companies, where viewers can digitally purchase or rent our product like the Google Play Store, the Apple iTunes Store, and more. We will also distribute the Films through Adam Carolla's media company Chassy Media, where users can purchase or rent the Films.

We also intend to sell Blu Ray and DVDs for customers to purchase at various retail outlets.

Governmental/Regulatory Approval and Compliance

The entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 16217 Kittridge Street, Van Nuys, CA 91406.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
MEME GODS DOC, LLC	Limited Liability Company	Los Angeles, California	May 7, 2019	100.0%
MAD MAG DOC, LLC	Limited Liability Company	Los Angeles, California	May 7, 2019	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Manager

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.
Name

Adam Carolla

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager, April 10th, 2019 - Present
Responsibilities: Direct strategic vision for the Company

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chassy Media, CEO: January 1st, 2014 - Present
Responsibilities: Make major company strategic decisions, market content through various media outlets and oversee planning of company

Education Background
Los Angeles Valley College, 1981 - 1982

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Adam Carolla

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager, April 10th, 2019 - Present
Responsibilities: Direct strategic vision for the Company

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chassy Media, CEO: January 1st, 2014 - Present
Responsibilities: Make major company strategic decisions, market content through various media outlets and oversee planning of company

Education Background
Los Angeles Valley College 1981-1982

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Key People

Name

Nathan Adams

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Producer, April 10th, 2019 - Present
Responsibilities: Execute day-to-day operations of the Company. Coordinate physical production and distribution of content

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chassy Media, President of Production and Acquisitions: January 1st, 2014 - Present
Responsibilities: Help with day-to-day operations, help content creators in production, coordinate physical production and distribution

Education Background
University of Montana, 1993, Bachelor of Science, Business Administration

Name
Michael August Tammariello

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Producer, April 10th, 2019 - Present
Responsibilities: Oversee financial operations

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Podcast One, Executive Vice President Content Development, November 2015 - Present

Responsibilities: Developing content and distribution opportunities for podcast platform

Education Background
University of Montana, 1993, Bachelor of Science, Business Administration
University of Denver, 2003, Master of Business Administration
Louisiana State University Law School, 1987, Juris Doctor
University of Louisiana, 1984, Bachelor of Science, Biology and Chemistry

Employees

The Company currently has 3 employees: Adam Carolla, Nathan Adams, and Michael August Tammariello. They do not have employment agreements with the Company.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC Membership Interests
Amount outstanding	100% LLC Membership Interests
Voting Rights	Adam and Lynette Carolla, through their Carolla 2005 Trust Under Agreement, dated December 7, 2005, have complete power and authority to manage and operate the Company and make all decisions affecting its business and affairs.
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Revenue Participation Rights are contractual rights and do not provide the holders of such rights with any right to vote or engage in the affairs of the Company. The Revenue Participation Rights also do not constitute equity shares in the Company and thus do not affect, nor are they affected by, the current ownership structure in any way.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.00%

Security Type	Revenue participation rights
Number Sold	394,601
Money Raised	$394,601
Use of Proceeds	Production costs
Offering Date	August 2019
Exemption from Registration Used or Public Offering	Regulation CF

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Revenue participation rights
Number Sold	394,601
Money Raised	$394,601
Use of Proceeds	Production costs
Offering Date	August 2019
Exemption from Registration Used or Public Offering	Regulation CF

The Company has the following debt outstanding:

Type of Debt	Revenue participation rights
Name of Creditor	Equity crowdfunding investors
Amount outstanding	$394,601

Interest rate and payment schedule	(i) First, one hundred percent (100%) of Adjusted Gross Proceeds shall be paid to Financier, Early Bird Financier, Large Financier, and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Early Bird Financier Funds, Financier Funds, and the Additional Equity Funds) and pari passu basis until such time, if ever, as Early Bird Financiers have received an amount equal to one hundred twenty percent (120%) of Early Bird Financier Funds and the Financier has received an amount equal to one hundred fifteen percent (115%) of the Financier Funds and the Additional Equity Financiers have received an amount equal to one hundred fifteen percent (115%) of the Additional Equity Funds, and Large Financiers have recouped an amount equal to either one hundred twenty percent (120%) or one hundred fifteen percent (115%) of the Large Financier contributions, depending on the timing of their contribution; and (ii) following such time, if ever, as Early Bird Financier has recouped an amount equal to one hundred twenty percent (120%) of the Early Bird Financier Funds and Financier has recouped an amount equal to one hundred fifteen percent (115%) of Financier Funds and the Additional Equity Financiers have recouped an amount equal to one hundred fifteen percent (115%) of the Additional Equity Funds, and the Large Financiers have recouped an amount equal to either one hundred twenty percent (120%) or

	one hundred fifteen percent (115%) of the Large Financier contributions, depending on the timing of their contribution, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows: (a) fifty percent (50%) to Producer ("Producer's Net Proceeds"); and (b) fifty percent (50%) to Early Bird Financiers, Financiers, and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Early Bird Financier Funds, Financier Funds, and the Additional Equity Funds) and pari passu basis. After Early Bird Financiers are paid up to one hundred fifty five percent (155%) of Early Bird Financier Funds then they are entitled to no additional net proceeds. After Financiers and Additional Equity Financiers are paid up to one hundred fifty percent (150%) of Financier Funds and Additional Equity Funds they then are entitled to no additional net proceeds. Large Financiers have no cap on any additional net proceeds to which they are entitled. All third-party participations in Net Proceeds (other than those payable to Additional Financiers) shall be borne out of Producer's share of Net Proceeds.
Describe any collateral	None
Other Material Terms	**"Early Bird Financiers"** means those Purchasers that contribute the first $250,000 of the Offering. **"Large Financiers"** means those Purchasers that contribute $3,000 or more to the Offering.

Type of Debt	Accounts Payable
Description of Creditor	Equipment purchases for production
Amount outstanding	$525
Interest rate	0%,
Other Material Terms	None

Ownership

The Company is solely owned by Adam and Lynette Carolla through their Carolla 2005 Trust Under Agreement, dated December 7, 2005.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Carolla 2005 Trust Under Agreement, dated December 7, 2005, of which Adam and Lynette Carolla are the trustees and have full decision-making authority with respect thereto.	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Flower Street Docs, LLC is a new company, and no revenue or expenses have occurred at this point. We expect to generate revenue through the sale of the Films.

The Company does not expect to achieve profitability for approximately the next 12 months and intend to focus on the following:

- Achieve the vision of the director and producers while living within the constraints of the budgets
- Complete production of the Films
- License the Films to various distribution platforms globally
- Market the Films through social media, interviews, podcasts, and other forums

Liquidity and Capital Resources

As of December 31, 2019, the Company had about $19,100 in cash assets.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak. With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on the entertainment industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. The Company's management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

To the best of our knowledge, the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Adam Carolla
(Signature)

Adam Carolla
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Adam Carolla
(Signature)

Adam Carolla
(Name)

Manager
(Title)

11/23/2020
(Date)

I, Adam Carolla, being the founder of Flower Street Docs, LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), Member's equity and cash flows for the period of April 10, 2019 to December 31, 2019, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

/s/Adam Carolla
(Signature)

Adam Carolla
(Name)

Manager
(Title)

11/23/2020
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

FLOWER STREET DOCS LLC

Profit & Loss

Accrual Basis

January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Expense	
Accounting	1,355.00
Advertising and Promotion	1,000.00
State Taxes	800.00
Total Expense	3,155.00
Net Ordinary Income	-3,155.00
Net Income	**-3,155.00**

Unaudited

FLOWER STREET DOCS LLC

Balance Sheet

Accrual Basis — **As of December 31, 2019**

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
City National Bank	19,189.90
Total Checking/Savings	19,189.90
Other Current Assets	
Prepaid Production Expenses	366,381.10
Total Other Current Assets	366,381.10
Total Current Assets	385,571.00
Other Assets	
Due from Mad Magazine	11,000.00
Due from Meme Gods Doc	400.00
Total Other Assets	11,400.00
TOTAL ASSETS	**396,971.00**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	525.00
Total Accounts Payable	525.00
Other Current Liabilities	
Loans Payable at 115%	144,601.00
Loans Payable at 120%	250,000.00
Total Other Current Liabilities	394,601.00
Total Current Liabilities	395,126.00
Total Liabilities	395,126.00
Equity	
Shareholder Contribution	5,000.00
Net Income	-3, 155.00
Total Equity	1,845.00
TOTAL LIABILITIES & EQUITY	**396,971.00**

FLOWER STREET DOCS LLC
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-3,155.00
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Prepaid Production Expenses	-366,381.10
Accounts Payable	525.00
Loans Payable at 115%	144,601.00
Loans Payable at 120%	250,000.00
Net cash provided by Operating Activities	25,589.90
INVESTING ACTIVITIES	
Due from Mad Magazine	-11,000.00
Due from Meme Gods Doc	-400.00
Net cash provided by Investing Activities	-11,400.00
FINANCING ACTIVITIES	
Shareholder Contribution	5,000.00
Net cash provided by Financing Activities	5,000.00
Net cash increase for period	19,189.90
Cash at end of period	**19,189.90**

FLOWER STREET DOCS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD OF APRIL 10, 2019 (INCEPTION) THROUGH DECEMBER 31, 2019

Beginning Equity	$ -
Member's Contribution	$ 5,000
Net Loss	$ (3,155)
Ending Equity	$ 1,845

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Flower Street Docs, LLC ("the Company") is a limited liability company organized under the laws of the State of California. The Company intends to produce and distribute documentary films.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with an early stage startup, including dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed projects for commercialization and there can be no assurance that the Company's development efforts will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019, the Company had not commenced principal operations or earned any revenue.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a sole proprietorship in the federal jurisdiction of the United States. As such, all tax attributes are reported by the member on his individual tax return. The Company's initial federal tax filing will be due in early 2020.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's initial California tax filing will be due in early 2020.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of the members of the Company is limited to each member's contribution of capital to the Company.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 14, 2019, the date that the financial statements were available to be issued.